EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Acquisition of 10 MW Cornwall Solar Development Project and 100MW Solar Pipeline

OAKVILLE, ON, Nov. 27, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that Algonquin Power Co. (“APCo”), APUC’s power generation subsidiary, has entered into a share purchase agreement with EffiSolar Energy Corporation (“EFFiSolar”), to acquire all of the issued and outstanding shares of Cornwall Solar Inc. (“Cornwall Solar”), based upon achievement of specific milestones and subject to approval by the Ontario Power Authority. Cornwall Solar owns the rights to develop a 10 MWac solar project located near Cornwall, Ontario (the “Project”). In addition to the Project, APCo has acquired an option to acquire 10 additional Ontario based solar projects (“FIT Pipeline”). Projects in the FIT Pipeline have submitted Feed-in-Tarriff applications for an additional 100MWac.

The Project has been granted an Ontario Feed-in-Tarriff contract by the Ontario Power Authority, with a 20 year term and a rate of $443/MWhr, resulting in expected initial annual revenues of approximately $6.2 million. The Project contemplates the use of a ground-mounted PV array system, with expected annual generation of approximately 13,400 MWh, enough to provide electricity to approximately 1,000 homes.

Following the completion of all regulatory submissions and approvals, construction of the project is expected to begin in the second half of 2012, with a Commercial Operation Date estimated in early 2013. The Project is being developed on two parcels of land totaling approximately 138 acres.

Total capital cost of the project is targeted at approximately $45 million, which amount includes the consideration to be paid for the acquisition of the Project. Funding for the project will be arranged and announced when all required permitting and all other pre-construction conditions have been satisfied.

“We have been actively pursuing the expansion of our renewable energy portfolio into the solar sector and are very pleased with the announcement of this first solar project”, commented Ian Robertson, Chief Executive Officer of APUC. “This acquisition reinforces our strategic focus on continued investment in renewable energy in North America, and will add a stable and predictable source of earnings and cash flow to our power generation fleet.”

The acquisition is subject to certain regulatory approvals and other closing conditions. Closing of the transaction is expected to occur by the end of 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements related to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specially required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 16:00e 27-NOV-11